
Mail Stop 3561

September 7, 2016

Via E-mail
Mr. Charles Main
Chief Financial Officer
Yamana Gold, Inc.
Royal Bank Plaza, North Tower
200 Bay Street
Suite 2200
Toronto, Ontario M5J 2J3

> **Re:** **Yamana Gold, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **Response Dated August 17, 2016**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your August 17, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2016 letter.

Form 40-F for the Fiscal Year Ended December 31, 2015

Exhibit 99.2
Note 16. Disclosure Controls and Procedures, page 62

1.   We note your response to comment 1 that Management concluded that disclosure controls and procedures were effective as of December 31, 2015 even though you disclosed a material weakness related to controls over income taxes. We refer you to SEC Release No. 33-8238, Final Rule: Management's Report on Internal Control Over

Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles. Since the material weakness reported relates to controls over recognition and measurement in the financial statements, the evaluation is as of the end of the period covered by this report and the material weakness was not remediated as of December 31, 2015, we do not agree with Management's conclusion on disclosure controls and procedures. Please amend your filing to disclose that your disclosure controls and procedures were not effective as of December 31, 2015.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining